UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

LENOX BANCORP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

526253109

(CUSIP Number)

John C. Lame,   1260 Hayward Avenue,   Cincinnati, Ohio    45208,   (513) 321-7405

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 526253109

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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             John C. Lame
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     2       CHECK BOX IF A MEMBER OF A GROUP                       (a) [ ]
                                                                    (b) [ ]

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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS *
             PF
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                      [ ]

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     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

------------------------------ ---------- --------------------------------------
          NUMBER OF                7      SOLE VOTING POWER
           SHARES
        BENEFICIALLY                      27,807 shares
          OWNED BY              ------------------------------------------------
            EACH                   8      SHARED VOTING POWER
          REPORTING
           PERSON               ------------------------------------------------
            WITH                   9      SOLE DISPOSITIVE POWER

                                          27,807 shares
                               ---------- --------------------------------------
                                  10      SHARED DISPOSITIVE POWER

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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             28,309 shares
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        { ]
             CERTAIN SHARES

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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

             9.9%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             IN
------------ -------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

John C. Lame files this Amendment No. 7 to Schedule 13D solely to amend Items 4 and 5.

Item 4.    Purpose of Transaction

          On or about February 23, 2001 Mr. Lame filed with the Office of Thrift Supervision an Interagency Notice of Change in Control Application. Mr. Lame’s Application indicates that he intends to purchase in either open market or privately negotiated transactions up to an additional 28,908 shares of Lenox Bancorp, Inc. Mr. Lame also expressed in his Application his consideration of acquiring additional shares of Lenox, subject to any applicable shareholder approval, redemption of Lenox’s poison pill, and approval by the OTS and Federal Deposit Insurance Corporation.

          Mr. Lame expressed in his Application that he does not have any plans or proposals to merge Lenox with any other entity or liquidate Lenox; however, Mr. Lame would recommend that a financial advisor be engaged to assist Lenox in evaluating its strategic alternatives and revamping its current business plan. Mr. Lame believes that the following matters should be considered with respect to Lenox’s current business plan: capital raising, strengthening of Lenox’s management and Board of Directors, refocusing of marketing efforts, reducing overhead and reducing interest rate risk.

          Any activity of Mr. Lame in his capacity as a shareholder of Lenox may be subject to regulation by the OTS and the FDIC. Mr. Lame will advance proposals, and take actions or engage in transactions only if, as and when permitted by the OTS and FDIC regulations then applicable to him and to the extent applicable to him.

          Other than as set forth above, Mr. Lame has no plans or proposals which would relate to or result in actions under any of the following paragraphs of Item 4 of Schedule 13D:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company's business or corporate structure;

(g)	changes in the Company's articles of incorporation or by-laws or other actions which may impede the acquisition of control of the Company by any person;

(h)	causing a class of securities of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

           On February 23, 2001, Mr. Lame purchased in privately negotiated transactions 3,000 Lenox shares from Michael E. Fitzgerald and 3,480 Lenox shares from Daniel L. Torbeck. The per share price for each transaction was $10.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]
SIGNATURE

          After reasonable inquiry and to the best of his respective knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete, and correct.

February 23, 2001	By: /s/John C. Lame ________________________ John C. Lame